Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

GARDNER DENVER, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Nine Months Ended September 30,		For the Year Ended

	2004	2003	2003	2002	2001	2000	1999

Earnings:
Income before income taxes	$35,586	$20,799	$30,358	$28,827	$34,683	$29,894	$29,157
Plus:
Fixed Charges	7,617	4,378	6,019	7,483	7,789	8,486	6,746

Total	$43,203	$25,177	$36,377	$36,310	$42,472	$38,380	$35,903

Fixed charges:
Interest expense incl. amortization of	$ 5,949	$ 3,411	$ 4,748	$ 6,365	$ 6,796	$ 7,669	$ 5,934
debt expense
Rentals-portion representative of interest	1,668	967	1,271	1,118	993	817	812

Total	$ 7,617	$ 4,378	$ 6,019	$ 7,483	$ 7,789	$ 8,486	$ 6,746

Ratio of earnings to fixed charges	5.7	5.8	6.0	4.9	5.5	4.5	5.3